

Thierry-Olivier Lefevre · 3rd

Director Of Operations at McInnis Cement

Pérols, Occitanie, France · **Contact info**

495 connections


McInnis Cement

Duke Duke University

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About

Pragmatic, enterprising mind and results oriented with a solid industrial experience acquired in offshore oil, chemicals, thermal processes, building materials and cement manufacturing in a constantly changing international context and for demanding markets. Built both plant management and industrial performance management know-how to conduct observations, analyzes and mobilize energies for the implementation of action plans and the conduct of operations. Builds results by developing skills, process control, delegation and commitment of all team members to contribute and work together.

Activity

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Experience


Director Of Operations
McInnis Cement · Permanent
Sep 2017 - Present · 5 yrs 6 mos
Montreal, Quebec, Canada

Responsible for Manufacturing, Maintenance, and Process


LafargeHolcim
21 yrs 5 mos

- **Performance Mission Director - European area**
  Jan 2016 - Sep 2017 · 1 yr 9 mos
  Lyon

  Analyze and challenge safety, technical and financial performances,
  ...see more

- **Performance Mission Director - France, Algeria, Benin, Cameroon**
  Jun 2013 - Dec 2015 · 2 yrs 7 mos
  Lyon Area, France

  Analyze and challenge safety, technical and financial performances,
  ...see more

- **Relations Director - France**
  Sep 2008 - May 2013 · 4 yrs 9 mos
  Lyon Area, France

  Analyze and challenge safety, technical and financial performances,
  ...see more

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Plant Manager
Lafarge Refractories
Dec 1991 - Apr 1996 · 4 yrs 5 mos
Sète - France

Streamline the production processes based on two production lines composed of crusher, mills, screens, dryer, blenders and bagging machines,
...see more


Plant Manager
Spado-Lassailly
Aug 1988 - Dec 1991 · 3 yrs 5 mos
Chartres - France

Develop a safety approach for people with low technical skills working in mechanized environment,
...see more


Director Technical Services
Solaronics
Dec 1986 - Jul 1988 · 1 yr 8 mos
Lille Area, France

Manage department in charge of the design and sizing of heating systems,
...see more

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Education


Duke University
Lafarge Leadership Management Program, Certificate, Leadership Management
1996 - 1996

 **Mines Paris**
Master's Degree, Material behaviors & propertries
1976 - 1977

 **IAE Paris - Sorbonne Business School**
Associate's Degree, Business Administration from Institut Administration des Entreprises Paris (Certificates in Commerci
1977 - 1979

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Skills

Manufacturing
 Endorsed by John Kline and 1 other who is highly skilled at this

 Endorsed by 7 colleagues at Holcim

 8 endorsements

Operations Management
 Endorsed by John Kline and 1 other who is highly skilled at this

 Endorsed by 6 colleagues at Holcim

 8 endorsements

Change Management
 Endorsed by 3 colleagues at Holcim

 5 endorsements

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Languages

English
Professional working proficiency

French
Native or bilingual proficiency

Interests

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